

August 22, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company")
(**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 101/2008**

    Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants
                Grant III, IV, and V

    Date: August 22, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

PROCESSED

AUG 2 8 2008

THOMSON REUTERS

08004474

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED 414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400 Tel. (662) 299-5000
บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299 5000
ทะเบียนเลขที่ 0107535000265 เลขประจำตัวผู้เสียภาษี 3101386288

AIS-CP 101/2008

August 22, 2008

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant III, IV, and V

To   The President
        The Stock Exchange of Thailand

According to the Board of Directors' Meeting of Advanced Info Service Public Company Limited (the "Company") No. 5/2008 held on August 13, 2008 passed a resolution to approve an interim dividend for the first half of 2008 at the rate of Baht 3.00 per share, approximately totaling Baht 8,885 million to the Company's shareholders.

Upon the resolution, the Company has announced to distribute the dividends in excess of 50% of the net profit of its consolidated financial statement. This has affected on the adjustment to exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant III, IV, and V as stated in Clause 2.6 (v) of the Prospectus offering the ESOP Program of the Company. The ESOP warrant holders shall not be decreased their rights. The adjustment to exercise price and exercise ratio of ESOP Warrants were shown as follow;

ESOP Grant III	Before adjustment	After adjustment
Exercise price (Baht per share)	80.574	79.646
Exercise ratio (warrant : common shares)	1:1.13920	1 : 1.15247
Number of shares to be allotted (shares)	5,314,173	5,369,012*
ESOP Grant IV	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	94.820	93.728
Exercise ratio (warrant : common shares)	1 : 1.12490	1 : 1.13801
Number of shares to be allotted (shares)	10,391,434	10,482,324*
ESOP Grant V	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	83.923	82.956
Exercise ratio (warrant : common shares)	1 : 1.08989	1 : 1.10259
Number of shares to be allotted (shares)	9,931,349	10,025,300*
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP	**Total 239,679 shares**	

* The Company will allot the additional shares to reserve for the new exercise ratio of ESOP in the AGM 2009.

The new exercise price and new exercise ratio shall be effective immediately on August 22, 2008 or the first day of XD sign posting onwards. The Company will allot the additional shares to reserve for the new exercise ratio of ESOP Grant III, IV, and V in the 2009 Annual General Meeting of Shareholders.

END

